Exhibit 99.5

JANA Partners Sends Open Letter to Shareholders Reporting Overwhelming Support for Significant Board Change at Lamb Weston

Recent Third-Party Shareholder Study Found Over 80% of Surveyed Shareholders Support a Significant Overhaul of the Board

Majority of Shareholders Surveyed Support a Complete Board Overhaul

NEW YORK--(BUSINESS WIRE)--JANA Partners (“JANA”), which together with its strategic and operating partners owns approximately 7% of Lamb Weston Holdings, Inc. (NYSE: LW) (“Lamb Weston” or the “Company”) and is one of the Company’s largest shareholders, today sent the following open letter to the Company’s shareholders.

The full text of the letter is as follows:

June 3, 2025

Fellow Lamb Weston Shareholders,

JANA Partners (“JANA,” “we” or “us”), together with its strategic and operating partners, beneficially owns approximately 7% of Lamb Weston (the “Company”). We are writing to report the overwhelming shareholder support for significant boardroom change at the Company. The urgent need for change to Lamb Weston’s Board of Directors (“Board”) is glaringly obvious given its failures to adequately oversee operations, capital allocation, management, CEO succession and executive compensation and the resulting destruction of billions of dollars of shareholder value and erosion of investor confidence.

More than 80% of Lamb Weston shareholders support a significant overhaul of the Board, while a majority support a complete overhaul of the Board, according to a May 2025 third-party shareholder perception study of approximately 80% of the top 70 Lamb Weston shareholders (excluding JANA and its partners). Shareholder confidence in the Board was non-existent, with an average score of 1.3 on a scale of 1 (no confidence) to 10 (significant confidence). Confidence in leadership was equally poor. Surveyed shareholders also heavily criticized the Board’s haphazard and superficial CEO succession.

Lamb Weston’s Board cannot magically erase years of systematic failures and the destruction of billions of dollars of shareholder value through a perfunctory CEO change, nor by belatedly hiring a consultant to rectify festering challenges of its own creation.

We encourage shareholders to convey their feedback directly to the Company so it can better appreciate the urgency for Board change to restore investor confidence and position the Company for success.

Sincerely,

Scott Ostfeld

Managing Partner & Portfolio Manager

About JANA Partners

JANA Partners was founded in 2001 by Barry Rosenstein. JANA invests in undervalued public companies and engages with management teams and boards to unlock value for shareholders.

Disclaimer

JANA has not sought or obtained consent from any third party to use any statements or information indicated herein. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. JANA does not necessarily endorse third-party estimates or research, which are used in this letter solely for illustrative purposes.

Contacts

Media

Jonathan Gasthalter/Nathaniel Garnick

JANA@gasthalter.com

Investors

IR@janapartners.com